



Fit Oregon, LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $124,000

Offering End Date: February 27, 2025

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Fit Oregon, LLC

Founded: March 12, 2013

Address: 3934 NE MLK Blvd Suite 106
                    Portland, OR 97212

Industry: Fitness Center

Employees: 15

Website: https://www.fulcrumfitness.com/

Use of Funds Allocation:

If the maximum raise is met:

$116,360 (93.84%) – of the proceeds will go towards working capital- facility upgrades and expansion

$200 (0.16%) – of the proceeds will go towards Oregon SoS Uniform Notice of Federal Crowdfunding Offering filing fee

$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 1,618 Followers





Business Metrics:

	FY22	FY23	YTD 9/30/2024
Total Assets	$221,575	$99,951	$87,101
Cash & Cash Equivalents	$68,975	$66,158	$10,958
Accounts Receivable	$2,512	$2,512	$2,512
Short-term Debt	$1,099	$8,829	$28,722
Long-term Debt	$301,221	$293,094	$279,865
Revenue	$805,187	$731,627	$519,721
Cost of Goods Sold	$0	$2,034	$594
Taxes	$0	$0	$0
Net Income	-$51,874	-$113,109	-$19,246

Recognition:

Fit Oregon, LLC (DBA Fulcrum Fitness) was founded in Portland, Oregon 18 years ago by David Levy (CEO) as an alternative to the dangers of CrossFit, having been injured himself. Being a self-made professional natural bodybuilder (winning several competitions) and a seasoned athlete, rather than giving up, David used this injury as motivation! There had to be a better way, and so he took the best of everything he had learned and developed a sophisticated and dynamic system to deliver maximum fitness efficacy while keeping people safe using the boutique fitness delivery model.

About:

Fit Oregon, LLC (DBA Fulcrum Fitness) is creating an ecosystem combining physical wellness with data-driven, science-backed methods. Their "Customer-Centric Approach" isn't just about physical fitness; it's about helping individuals live fuller, stronger, longer, and more balanced lives.

For more information, contact our Customer Support Team at support@thesmbx.com

